

March 27, 2013

Via E-mail
Matthew Harbaugh
Vice President and Chief Financial Officer, Pharmaceutical Products
Covidien
675 James S. McDonnell Blvd.
Hazelwood, MO 63042

Re: Mallinckrodt plc
         Amendment No. 1 to Registration Statement on Form 10
         Filed March 15, 2013
         File No. 001-35803

Dear Mr. Harbaugh

        We have reviewed amendment no. 1 to your registration statement on Form 10 and response letter filed on March 15, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors
Risks Related to Our Business
The manufacture of our products is highly exacting and complex, and our business…, page 20

1. We note your response to our prior comment 7 indicating that in fiscal 2012 you experienced disruptions in supplying products to your customers due to a number of factors, including mechanical, capacity and quality issues at one of your manufacturing facilities, which resulted in higher than usual backorders and obligations to pay contractual damages for failure to meet supply requirements. Please revise your disclosure to describe the quality issues you experienced, identify the manufacturing facility where these problems occurred and quantify the amount of contractual damages you were forced to pay.

Risks Related to the Separation, page 30

2. We note your response to our prior comment 19 indicating that the Company received completed questionnaires from expected directors and officers of the Company which describe their ownership of Covidien ordinary shares. Please supplementally provide us with the basis for your conclusion that actual or potential conflicts of interest because of their ownership of Covidien ordinary shares is not a material risk to investors.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 43-48

3. We acknowledge your responses to our comments 4 and 21. As a reminder for future amendments, please quantify your proforma adjustments, proforma earnings per share and proforma weighted-average shares outstanding. Please be sure to disclose the relevant assumptions in the proforma amounts quantified.

Employee Matters Agreement, page 155

4. We note your response to our prior comment 30. Please expand your disclosure to list the employee benefit obligations of Mallinckrodt relating to current and former employees of Covidien's Pharmaceuticals business.

You may contact Jim Peklenk at (202) 551-3661 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Victor Goldfeld
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019